November 7, 2024

Kenneth Gianella
Chief Financial Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, CA 95110

       Re: Quantum Corporation
           Form 10-K for Fiscal Year Ended March 31, 2024
           Response dated October 3, 2024
           File No. 001-13449
Dear Kenneth Gianella:

       We have reviewed your October 3, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 17, 2024 letter.

Form 10-K for Fiscal Year Ended March 31, 2024
Explanatory Note

1. You state in your response to prior comment 1 that you did not perform any recovery analysis as a result of the restatement of your previously issued financial statements.
       You further indicate that because the company paid no cash bonuses for the restated
       periods and issued no equity related to the financial metrics that were impacted by the restatement, there was no compensation to potentially recover; and therefore, you
       determined that the company   s clawback policy and Item 402(w)(2) were
not
       applicable. However, it appears that your clawback policy was triggered, because you were required to prepare an accounting restatement to correct an error in previously issued financial statements that was material to your previously issued financial statements. Also, Item 402(w)(2) of Regulation S-K requires disclosure of a brief explanation of why application of your recovery policy resulted in no recovery of
 November 7, 2024
Page 2

       erroneously awarded compensation when you conclude that recovery is not required pursuant to your recovery policy. Please provide this disclosure in your next Form
       10-K filing.
        Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brian Cabrera